Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratio)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations	$(462,866)	$(591,116)	$(112,198)	$(54,924)	$(97,467)
Fixed charges	51,301	85,046	61,802	59,171	52,283
Amortization of capitalized interest	16,643	17,580	11,135	8,265	3,648
Income tax expense (benefit)	881	1,138	413	(109)	396
Loss (income) in equity investee	—	634	335	420	2,829
Less: interest capitalized	(7,945)	(17,096)	(40,116)	(54,139)	(47,122)

Total earnings	$(401,986)	$(503,814)	$(78,629)	$(41,316)	$(85,433)

Fixed Charges:
Interest expensed	$43,233	$67,828	$21,506	$4,824	$5,021
Estimated interest component of rental expense	123	122	180	208	140
Interest capitalized	7,945	17,096	40,116	54,139	47,122

Total Fixed Charges	$51,301	$85,046	$61,802	$59,171	$52,283

Ratio of Earnings to Fixed Charges	*	*	*	*	*

Excess of fixed charges over earnings	$453,287	$588,860	$140,431	$100,487	$137,716

* For these periods, earnings were inadequate to cover fixed charges.

(1) Represents our estimate of the interest component of noncancelable operating lease rental expense.